January 9, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Dole Food Company, Inc. — Withdrawal of Registration Statement on

Form S-1 (File No. 333-217447)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby file this application for withdrawal of the Registration Statement on Form S-1 (File No. 333-217447) of Dole Food Company, Inc., a North Carolina corporation (the “Company”), together with all exhibits and amendments thereto, initially filed with the Securities and Exchange Commission (the “SEC”) on April 24, 2017 (the “Registration Statement”). The Company has determined not to pursue the contemplated public offering at this time. The SEC has not declared the Registration Statement effective under the Act, and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any comments or questions regarding this matter, please feel free to contact me at (818) 879-6790.

Very truly yours,

/s/ Jared Gale
Jared Gale
Vice President, General Counsel and Corporate Secretary
Dole Food Company, Inc.